Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 4 pages.

OMI LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Monday January 20, 2003.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

03003526

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	13 January, 2003	Company Announcement: Retirement of Director
2	20 January, 2003	Australian Securities & Investments Commission: Form 304

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

BEN GRAHAM
Administration Co-Ordinator.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3209 3099 Fax: 07 3299 4765

13 January 2003

ASX Company Announcements Office
1300 300 021

Occupational & Medical Innovations Limited advises that because of business and family commitments Mr. Bill Grady is retiring as a director of the Company.

The Board and staff of Occupational & Medical Innovations Limited would like to thank Bill for his input since the Company listed on the Australian Stock Exchange and wish him well for the future.

DJenkins

David Jenkins
Company Secretary

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 3 of 4 pages.

304 page 1/2 15 July 2001

ASIC registered agent number
lodging party or agent name David Jenkins
office, level, business name or PO Box no. GPO Box 1627
street number & name
suburb/city Brisbane state/territory Qld postcode 4001
telephone (07) 3229-0241
facsimile (07) 3229-4766
DX number suburb/city

ASS CASH PROC KEO-A REO-P

Australian Securities & Investments Commission

Notification of
change to officeholders

form **304**
Corporations Act 2001
205B & 601CV(1)

corporation name Occupational & Medical Innovations Limited.
ACN or ARBN 091 192 871

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( )
See guide to this form for annexure requirements.

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 4 of 4 pages.

Ceasing to hold office

family name Grady given names William Allan
date of birth (d/m/y) 28 / 2 / 1947 place of birth Blackheath NSW.
date ceased (d/m/y) 13 / 1 / 03 office held ☒ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) given names
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

****NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)***

Signature

I certify that the information in this form is true and correct.
print name David Jenkins capacity Director
sign here [signature] date 17 / 1 / 03

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
The time actually spent reading the instructions, working on the question and obtaining the information
The time spent by all employees in collecting and providing this information

hrs mins